Exhibit 99.1

FIRST AMENDMENT TO

SECURITIES PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (the “Amendment”) is made as of August 19, 2014, by and among CBD ENERGY LIMITED, an Australian corporation (the “Company”) and the persons who are signatories to this Amendment (collectively, the “Purchasers” and individually, a “Purchaser”).

RECITALS

A. The Company and the undersigned are parties to that certain Securities Purchase Agreement (the “Agreement”), dated as of July 25, 2014, which Agreement provided for the sale of up to Three Thousand (3,000) Series B Cumulative Convertible Preferred Shares, no par value (“Preferred Shares”), of the Company, together with warrants to purchase up to Three Hundred Seventy Five Thousand (375,000) ordinary shares, no par value (“Ordinary Shares”), of the Company, for a total aggregate purchase price of up to US$3,000,000.00 (the “Offering”).

B. The parties hereto desire to amend the Agreement to increase the size of the Offering by Two Thousand Preferred Shares (together with their detachable warrants) (the “Additional Securities”), for a total of Five Thousand Preferred Shares, to reduce the conversion price of the Preferred Shares from $4.00 per share to $3.00 per share, and to make certain other changes to the terms of the Offering as set forth herein.

C. The undersigned Purchasers hold at least 67% in interest of the Preferred Shares currently outstanding.

NOW, THEREFORE, BE IT RESOLVED, the parties hereto do hereby agree as follows:

1. Amendments to Agreement.

(A) Section 1.1 of the Agreement is hereby amended by deleting and replacing the following definition:

“Preferred Shares” means the up to 5,000 Series B Cumulative Convertible Preferred Shares, no par value, issuable hereunder, and having the rights, preferences and privileges set forth in the Resolution, attached hereto as Exhibit A.”

(B) Sections 2.1(a) and 2.1(c) of the Agreement are hereby deleted and replaced as follows:

“2.1 Purchase and Sale of Preferred Shares; Detachable Warrants.

(a) Upon the terms and subject to the conditions of this Agreement, during the term of this Agreement, at their discretion, the Purchasers may elect to purchase from the Company and the Company shall be obligated to sell to the Purchasers, Preferred Shares for up to a total aggregate cash purchase price of US$5,000,000.00; provided, however, that at the Initial Closing and on the Initial Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, 900 Preferred Shares for an aggregate purchase price of $900,000.00.

(c) Following the Initial Closing, and subject to the terms and conditions of Article 5 of this Agreement, on or before September 30, 2014, the Purchasers shall have the right to make one or more additional investments (each a “Draw Down”) in an aggregate amount not to exceed $4,100,000.00, in one or more Draw Down Closings.”

(C) Section 3.1(g) of the Agreement is hereby deleted and replaced as follows:

“3.1 Representations and Warranties of the Company.

(g) Capitalization. The capitalization of the Company is as set forth in the Registration Statement except for (i) the issuance of 500,000 ordinary shares in connection with the acquisition of Green Earth Developers LLC (“GED”), (ii) the obligation to pay a final installment of $500,000 to the former owners of GED, (iii) the issuance of 465,000 ordinary shares in conjunction with the conversion of 186 Series A Preferred Shares and (iv) the issuance of 900 Preferred Shares and detachable warrants to purchase up to 112,500 Ordinary Shares to the Purchasers at the Initial Closing. Other than the issuance of ordinary shares described in the preceding sentence, the Company has not issued any capital stock since the effective date of the Registration Statement, other than pursuant to the exercise of employee stock options under the Company’s stock option plans or the issuance of Ordinary Shares to employees pursuant to the Company’s employee stock purchase plans, if any. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities, and except as disclosed or described in the Registration Statement (including in the SEC Reports incorporated therein) and for stock options and other equity grants to employees made under the Company’s existing stock plans, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Ordinary Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares or Ordinary Share Equivalents. Except for the potential redemption of the preferred stock described in the Registration Statement (including in any SEC Reports incorporated therein) that has not been converted to ordinary shares as of the date hereof with additional Securities having an equivalent face value, the issuance and sale of the Securities will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company issued outside of the Registration Statement have been duly authorized and are validly issued and fully paid, have been issued in compliance with the federal laws of the Commonwealth of Australia and all of the outstanding Ordinary Shares issued pursuant to the Registration Statement were issued in compliance with all federal and state securities laws. None of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholder agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.”

(D) Section 4.1of the Agreement is hereby deleted and replaced as follows:

“4.1 Share Cap. Notwithstanding anything herein to the contrary, the maximum number of Underlying Shares to be issued to any individual Purchaser in connection with the Offering shall not (i) exceed 19.9% of the outstanding Ordinary Shares of the Company immediately prior to the date this Agreement is entered into among the Parties, (ii) exceed 19.9% of the combined voting power of the then outstanding voting securities of the Company immediately prior to the date this Agreement is entered into among the Parties, in each of subsections (i) and (ii) before the issuance of the Underlying Shares hereunder as part of the Offering (the “Share Cap”).”

(E) Section 5.1 of the Agreement is hereby deleted and replaced as follows:

“5.1 Draw Down Terms.

(a)           Each Purchaser must inform the Company by delivering on or before September 30, 2014, a Draw Down Notice, in the form of Exhibit B hereto (the “Draw Down Notice”), via facsimile or email transmission in accordance with Section 7.3, as to the dollar amount of the Purchaser’s proposed Draw Down (the “Purchaser Draw Down Amount”) such Purchaser wishes to exercise; provided, however, that any Draw Down must be for at least the Minimum Dollar Amount.

(b)           Each Draw Down will be settled on or before the 3rd Trading Day after delivery of such Draw Down Notice, but no later than September 30, 2014 (“Draw Down Settlement Date”).  The number of Preferred Shares to be issued upon each settlement of a Draw Down shall equal the Purchaser Draw Down Amount divided by the Stated Value.”

(F) Exhibit A of the Agreement is hereby deleted and replaced with the attachments set forth in Exhibit A to this Amendment.

(G) Exhibit B of the Agreement is hereby deleted and replaced with the attachment set forth in Exhibit B to this Amendment.

2. Due Diligence Fee. In consideration for Alpha Capital Anstaldt’s (“Alpha”) agreement to serve as lead investor in the Offering and to provide certain services customary for such role including, without limitation, due diligence of the Company and the negotiation of definitive documentation related to the Offering, Alpha shall be entitled to receive One Hundred Fifty Thousand (150,000) Ordinary Shares of the Company.

3. Purchaser Representations. The Purchasers hereby represent, warrant and agree that the representations set forth in Section 3.2 of the Agreement and the agreements set forth in Article IV of the Agreement to the extent the same relate to the defined terms “Preferred Shares,” “Warrants,” “Ordinary Shares,” “Securities,” and “Underlying Shares” shall and do apply equally to the Additional Securities being offered in the Offering.

4. No Further Amendment. Except as specifically set forth herein, the Agreement is not being amended or modified and shall remain in full force and effect in accordance with its terms as amended hereby.

5. Miscellaneous. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Agreement. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Amendment shall be governed by and construed under the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Securities Purchase Agreement as of the day and year first above written.

CBD ENERGY LIMITED

By:	/s/ Gerry McGowan
Name:	Gerry McGowan
Title:	Chairman

ALPHA CAPITAL ANSTALT

By:	/s/ Konrad Ackerman
Name:	Konrad Ackerman
Title:	Director

/s/ Barry Honig
Barry Honig

ELLIS INTERNATIONAL LTD.

By:	/s/ Mendy Sheen
Name:	Mendy Sheen
Title:	President

BRIO CAPITAL MASTER FUND LTD.

By:	/s/ Shaye Hirsch
Name:	Shaye Hirsch
Title:	Director

[Signature Page to First Amendment to Securities Purchase Agreement]

EXHIBIT A

DIRECTORS CIRCULAR RESOLUTIONS

(See Attached)

EXHIBIT B

DRAW DOWN NOTICE / COMPLIANCE CERTIFICATE

The undersigned hereby certifies, with respect to Series B Cumulative Convertible Preferred Shares, no par value, of CBD Energy Limited, an Australian corporation (the “Company”), issuable in connection with this Draw Down Notice and Compliance Certificate dated __________________, 2014 (the “Notice”), delivered pursuant to the Securities Purchase Agreement dated as of July 25, 2014, as amended from time to time (the “Agreement”), as follows:

1.           The undersigned is the duly appointed _____________________________ of __________________________________________ (“Purchaser”).

2.           The representations and warranties of Purchaser set forth in the Agreement are true and correct in all material respects as though made on and as of the date hereof, except for representations and warranties which are expressly made as of a particular date.

3.           Purchaser has performed, satisfied and complied in all material respects with all covenants, agreements and conditions required under the Agreement to be performed, satisfied or complied with by Purchaser at or prior to the date of this Draw Down Notice.

4.           The Purchaser Investment Amount is $_________________________.

5.           The number of Draw Down Preferred Shares is ___________________.

6.           The Draw Down Settlement Date is ____________________________.

The undersigned has executed this Certificate this ____ day of _______________________, 2014.

PURCHASER

By:

Name:

Title: